UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

NEXTNAV INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

65345N 106
(CUSIP Number)

Benjamin S. Lewis C/O COLUMBIA CAPITAL 204 SOUTH UNION STREET ALEXANDRIA, VA 22314 703-519-2000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 12, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Employee Investors IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

69,857

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

69,857

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,857

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

(1)
 The percentage used herein and in the rest of this Schedule 13D/A is calculated based upon 111,189,983 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of March 8, 2024, as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2023, filed on March 13, 2024.

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QPCO), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

850,366

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

850,366

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,366

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (ECI), LTD

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,911,444

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,911,444

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,911,444

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QP), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,911,444

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,911,444

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,911,444

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,761,810

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,761,810

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,761,810

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

Columbia Capital IV, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,831,667

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,831,667

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,667

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 65345N 106	SCHEDULE 13D/A

1		NAMES OF REPORTING PERSONS

James B. Fleming, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,831,667

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,831,667

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,667

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment  No. 2”) to Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of NextNav Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on November 8, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on January 30, 2023 (the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Prior Schedule 13D, as previously amended. Capitalized terms used but not defined in this Amendment No. 2  shall have the same meanings ascribed to them in the Prior Scheduled 13D.

Item 4. Purpose of Transaction

This Amendment No 2. amends Item 4 of the Prior Schedule 13D to replace the text of Item 4 in the Prior Schedule 13D in its entirety and replace it with the following:

“Reporting Persons or their affiliates may dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to dispose of some or all of the securities of the Issuer under their control. The Reporting Persons or their affiliates may seek to  sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners, members or shareholder, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the board of directors, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Reporting Person currently intends to sell additional shares of Common Stock from time-to-time depending on market conditions and has hired a broker-dealer to assist in such sales.”

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b):

Items 5(a) – (b) are hereby amended and restated to read as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Amendment No. 2, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 2.

Items 5(c) is hereby amended and restated to read as follows:

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. Except as otherwise noted below, all such transactions were sales of Common Stock effected in the open market.

Reporting Person	Trade Date	Buy/Sell	Shares	Price
CCEP IV (QPCO)	3/12/2024	Sell	80,675	5.2933
CCEI IV	3/12/2024	Sell	6,628	5.2933
CCEP IV (ECI) & CCEP IV (QP)	3/12/2024	Sell	655,697	5.2933
CCEP IV (QPCO)	3/13/2024	Sell	82,195	5.4367
CCEI IV	3/13/2024	Sell	6,753	5.4367
CCEP IV (ECI) & CCEP IV (QP)	3/13/2024	Sell	668,052	5.4367

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2024

Columbia Capital Employee Investors IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QPCO), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (QP), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital Equity Partners IV (ECI), LTD

By:	Columbia Capital Equity Partners IV (QP), L.P.
Its:	Sole Shareholder

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

Columbia Capital IV, LLC

By:	/s/ Benjamin S. Lewis
Name:	Benjamin S. Lewis
Title:	Chief Operating Officer

James B. Fleming

By:	/s/ James B. Fleming